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[Transcript of Raise Your Average Podcast from 8/18/2021:]

Pierre Daillie: I'm Pierre Daillie, managing editor at advisoranalyst.com. My co-hosts are Mike Philbrick and Rodrigo Gordillo, principles at Resolve Asset Management SEZC. Our guest today is Wade Guenther, partner at Wilshire Phoenix.

The views and opinions expressed in this broadcast are those of the individual guest and do not necessarily reflect the official policy or position of advisoranalyst.com, or of our guests. This broadcast is meant to be for informational purposes only. Nothing discussed in this broadcast is intended to be considered as advice.

Pierre Daillie: Welcome to the show. It's great to have you.

Wade Guenther: Thanks, Pierre, for having me on and its really exciting to be here. And thank you.

Mike Philbrick: Great to meet you, Wade. I don't think we've ever had the chance of meeting in person. So it was a bit of fun if, you know, it would be really great if you could tell us about the arc of your career, where you started in the industry. I mean, how you started in the industry, where you started, where that's taken you. You've actually had a very interesting career path that's been quite varied, so we thought we'd start with that.

Wade Guenther: I started in the ETF industry, I want to say back in 2009 at BMO just with their website and getting that they only had about two billion dollars in assets at the time. And now I think they're the number two ETF sponsor in in Canada. I started there and then I went over to the Horizons ETFs and I was the ETF analyst there. Worked with a really great cast there. I believe you're familiar with Steve Hawkins.

Mike Philbrick: Oh yeah.

Wade Guenther: He is a phenomenal guy. I learned so much from him and he gave me an opportunity to move into the portfolio management division with working with the covered call funds and as an assistant portfolio manager to Eden Rahim, he was the I guess the, he was so excellent at the covered call strategies and running those strategies, and he is to this day, one of my mentors and he is just such a special person to me, gave me all the opportunity that that I that I wanted and taught me so many things about options. And, and the industry was just such a great opportunity. And then when he left the firm to start his own his own thing at Next Edge Capital. I was there from 2011 to I guess the end of 2016 when I moved to New York. And then after that, I just became portfolio manager took over the covered calls space and until they brought in Nick and Hans, and then we all work together as a team.

And from there, it was managing the leveraged and inverse leveraged funds and doing that with the whole team there. And that team is so phenomenal, really great cast to work with. The operations are run so well and again it's just a lot of credit to Steve and everybody who run that shop that that really, really know that business so well and, you know, I'm just thankful for the opportunities they gave me and now I'm here. So from there, I moved to the United States.

Mike Philbrick: How did they suck you out of the Canadian marketplace to get you to go play in the U.S.?

Wade Guenther: It wasn't them, it was actually my wife. She had a career opportunity there with her firm and they moved her to, to the U.S. And, you know, I made this joke when I was leaving and it's like, Steve, I love you, but I love my wife even more so and I guess I gotta, I have to go. And that's how that's how that went and I went to the Horizon’s U.S. office and it they just had a couple of funds there and that business really really struggled and they ended up I guess the parent company which was a Mirai Asset ended up, purchasing Global X and rolling the two or three funds that Horizons had in the United States into Global X.

And then after a certain amount of time, I just this opportunity came up that I really couldn't pass up and I'm just really excited to be here and just start building a business from the ground up and it's phenomenal to watch.

Mike Philbrick: So, it sounds like a meet. You actually have had, you've had some pretty good luck in your run. I mean, BMO the infancy of the ETF business there and their management group really putting a shoulder into that. And then moving into Horizon’s probably I think BlackRock’s, probably number one. And then you've got BMO and then you've got Horizons and certainly Horizons is up there, is as one of the, I think, probably the largest independent sort of non-bank owned ETF provider, if not that then very close to that. So, you had a good experience in starting at companies when they were in their infancy and then growing them along. And so, I understand that some of the products you have at its Wilshire Phoenix, am I pronouncing that right, is going to have some real asset sort of tone to it if you will and you got some expertise in that area. So, you know, I think it probably makes some sense in that, as I was mentioning before, saw the one article this morning. You know, people are piling into the commodity trade, realizing that that may have been a bit of a hole in their portfolio. Maybe not so much in Canada with the, the Canadian equity portfolio in Canada, that helps hedge that a bit, but let's talk about that. Let's talk about the role of real assets in a portfolio. You know how they help hedge inflation and things like that? What are you? What are your thoughts there?

Wade Guenther: Real assets have a huge advantage in a portfolio. I mean, we just generally find that the diversification benefits are really hard to ignore, right? Think they're generally non-correlated with broad equity market returns things like real estate. For example is, I mean the similarities that real estate tends to have long cycles, whether it's just positive returns or negative.

But again, there's non-correlated with broad equity market since it's a good physical asset, as a diversification enhancement to a portfolio. We see gold is that, in the same kind of class, like a physical asset, generally non-correlated returns, with the product, but he's over the long term, and it's considered a store of value in a safe haven in, in more tumultuous market. So, there's one of the reasons why we brought our gold product out to the market is the first ETF for us, but we just feel like that real asset or the innovation in the real assets space with this was really not there. Right?

Mike Philbrick: And how do you when you're when you're talking to advisors and allocators, how are you helping them slot in real assets? Is there any guidance that you give or especially given the context that were in currently sort of this shift from, you know, largely a monetary policy, and monetary largesse and away shifting through covid. And, massive fiscal stimulus, where, you know, you actually have money hitting, you know, the Joe Sixpack, the main street guy. So we have that those, some of those inflationary impulses, some of that, you know, supply side or demand, and pull side tactics are coming through because the money is actually getting to Joe Sixpack, a call, call it, but what are your thoughts there? And how using the macro landscape playing out for real assets in general?

Wade Guenther: Well, we think it's a great story for real assets right now because especially in the U.S. and let's just start there. First is that the, the federal government is making a really big push on infrastructure and economic growth. And you know, I mean, they're talking about, you know, fiscal probably of tightening fairly soon but in but in terms of like getting people back to work and that sort of thing thing, the big push is on infrastructure and this spending on infrastructure is going to likely put a massive demand on real assets. The input materials, and on a global scale, we see this being very effective when say emerging economies are moving into more developed nations through the advancements of technology. Buildings are going to be either built or rebuilt with modern technology advances again which was going to require infrastructure enhancements and again more raw materials for these construction projects and we're talking on a global scale. This could be a huge, a huge opportunity for people who are investing in real assets.

Mike Philbrick: I know Rodrigo's got some good Peruvian stories on how that inflation manifests and growth manifests into some of the more developed developing areas of the world, through these types of inflationary impulses or inflationary growth, impulses globally, where you get you know, $1.9 trillion and stimulus package from Biden that is directed at you know call it bridges and roads and ports and those types of things you know a lot of the minerals and things like that reside in Latin America.

Rodrigo Gordillo: Yeah, I certainly it's interesting because there's so many facets to inflation the one that you're describing Wade is one where there is actual money being used for productive purposes, where you're going to have infrastructure being built out and our natural resources are going to be needed. So you're going to have a demand for those natural resources. And you're also going to see probably those emerging markets that are highly dependent on the commodity prices doing well as well.

The inflation that I lived through is one of supply push inflation, which is basically money printing for the sake of money printing with no productive capacity whatsoever. So, you know, I think we have a little bit of both today, right? There could be, it could be said that, not all the money in this stimulus package. All the money being used today is going to be used for productive reasons. You have a bunch of money, printing, at unprecedented levels and then you have an actual plan to put that money to work which will lead to likely other inflation issues like labor getting more costly. So, I think it's one of those moments that I see from my third world perspective, that inflation is hitting on all cylinders here. So, it's interesting to see what inflation hedges are coming down the pike gold has always been there, right? It's been an interesting play, but it also has been interesting. How it hasn't performed so well in the last few months, given the inflation narrative that we seen. What do you think that is?

Wade Guenther: That's a great question, because you're right, we've seen the same thing. Gold is essentially flat this year after starting the year, not doing very well bottoming out. I want to say, around the end of February and then kind of making a little bit of a little bit of a run. I want to say in April and starting in May. And I think, what how that is because of the inflation story and the inflation numbers being so much higher than expected. I think it was like two and a half in March, and then four percent in April. And these are way higher than expected albeit off of a very low base from 2020, right? Like we saw some bleak numbers in in 2020 but still with that we think that is been a huge trigger for the run-up in in gold recently. And it also helped me believe that it helps get over that 1800 optical hurdle and I think was a beginning of May. And now all eyes are on 1900 and it's kind of been around there and it just has to do with, I think the optics and what people are expecting for inflation going forward. What we saw with the end of 2020 was covid vaccine, recovery, recovery 2021, isn't recovery, its magnitude of recovery, and then when you talk inflation, it really changes people's expectations on that and magnitude and I think that has been a story that we’ve coming across a lot. They'll even be talking to advisors about this and how they're gonna position himself. There was kind of jockeying for the right position. But based on this inflation in the magnitude of recovery that stuff, that’s where they’re not sure. And we're we think that the gold and other physical assets have been have been there to kind of help dampen some of the equity market volatility be seen around these numbers and also parlay them into the growth that they've been seeing over the last couple of months and in these physical assets.

Mike Philbrick: I think there's definitely a that inverse relationship gold has into real rates as well, where we saw that at just even a couple of days ago, when you know the Fed sort of changed its position slightly and said, hey, we might we might be actually raising rates sooner than we thought and you saw proof. Yeah, I wouldn't call it a blood bath, but certainly a check back in in the gold price, you know, just three days ago. So I do think there's that, there's that real rate that inverse relationship with real rates that gold shares that definitely has some impact on a day-to-day basis.

What about the deflation? The deflationists, the David Rosenbergs of the world who are saying “hey wait,” the demographics, the growth, the debt, you know, I don't know that they're the inflation is permanent, maybe it's more transitory. What do you think of gold and in a deflation are environment? What are the, what are the proclivities of gold in those types of environments?

Wade Guenther: Well, we look at gold is again, as a store of value in a very long-term investment, and like a core allocation to a portfolio. So, with, if we're talking about inflation and is transitory or two months of high inflation, then you have a lull for like, six months or whatever. The time period is, and then it either goes down or back up. We're not really trying to speculate on what or how much inflation is going to be. We just believe that inflation at our it's just like a bit. It's going to be there at some respect and having a physical asset in a portfolio is just generally we believe is good just to capitalize on whatever that's going to be. I guess we're just not trying to time the inflation. That is what I'm really trying to get at and to allocate to physical assets just so you don't have, to kind of make that determination or on how much it's going to be. It's yeah, that everything that is.

Pierre Daillie: so I mean, you're treating is more of an all weather Type holding.

Wade Guenther: And it got that part of a core allocation tear your broad equity portfolio, right? We're not saying to replace it by any means. We just like to use it as a, you know, diversifying component in and, and just to be present in that space in case inflation is whatever it, whatever it is. Because it has been, it has been so topical lately.

Pierre Daillie: Typically, investors don't view gold, as you know, more than a tactical holding, right? I mean, it's actually, you know, it's actually nice to hear, you know, speaking of gold. But it's not just strictly something that you own at these tactical moments. So I think I think that's an important. That's an important point to share with advisers and investors is that is that, you know, gold should be treated as something more strategic rather than technical and

Rodrigo Gordillo: I don't know if you can, I'm sharing my screen right now. Just to give the audience, an idea of this site. This, like long-term holding mindset that one has to have a you guys see my screen now or no? Yep, it's up there. And so on the bottom right here you have your guys see a the gold price from the 1970s to today, along with, you know, bonds at the top right global, equities in the top left, and commodities and bottom left. And you can see that each one of these has a positive expectancy. You see it going from the bottom left to the top right over time. And each one of these asset classes has their day in the sun and has their day in the winter. And gold seems to be one of those asset classes that just tends to work and diversify at the right time, when everything else isn't working, right? But it requires such a long-term mindset. That I think it's pretty difficult for investors to really hold on to that stuff long-term. So, Wade I'm kind of curious just from your perspective, how do you, how do you help advisors get over that that hurdle?

Wade Guenther: It's an interesting question. I just feel like with the access to information there, so many articles written about so many things and the behavioral finance of investing and people make emotional and sometimes irrational decisions about their investments that they may have had more of a tactical approach even though what they are trying to do as a strategic investment, allocation. So, we just think that behavioral finance has a lot to do with it and with our product we're trying to take that out because the fun to actually does this for you. So, we believe that gold and other physical assets of the good, the long, the long-term hold. You just have to commit to it and try what we believe is it's a try not to let the behavioral or the knee-jerk reaction or what's the flavor of today, really influenced your long-term strategy set in your plan and stick to it and that's it. And believe that.

Mike Philbrick: Yeah we're very big proponents of that. I mean if you don't you have our target chart handy there rod but I think that that helps people sort of understand that you can have part of your portfolio, that's tactical, nothing wrong with that. But at the end of the day, you know, I would take some advice from Ray Dalio. Where he says, if you don't own gold, you either don't understand economics or you don't understand history and this is an asset class that has been around a long time and can be a very positive contributor to portfolios in different regimes. So, in the market target chart, we call it. You have two dynamics. Horizontally, you have growth and on the vertical axis, you have inflation and they create for regimes and inflationary regime, a disinflationary boom regime, a deflationary bust and a stagflation area regime in the top left-hand corner and when you have expectations around inflation and growth changing the assets in these various quadrants respond, quite predictably, if you have inflationary growth, growth above inflation. The growth of the globally is okay. And can offset the inflation in the underlying input costs? Those real assets do really, really well, gold included, conversely. If you're in a deflationary bust or inflationary stagflation, your traditional assets like, stocks and bonds, don't do well and they don't do well because there's a structural relationship. If you have inflation that's higher than expected and the global growth is not able to overcome those input costs profitability of both bonds and stocks is very low and thus those forward cash discounted, cash flows are low. But what does do well are things like commodity in gold and commodities and gold in the 1970s gold return 24%. Real, while there is negative real returns in stocks and bonds and that was for over a decade long period. So, you know, in our view, rather than trying to guess, you probably should have some strategic allocation to hard assets like gold in your portfolio. And then think about the second step is thinking about being tactical in that holding. But so we would, we would agree wholeheartedly.

Rodrigo Gordillo: I would also note them gold say that have that happening outside of three out of those four quadrants I just seems, you know, what do I think? What's happened is that inflationary and accelerating growth regime, has dominated our careers. For the last 20, 30 years and therefore feels like that is what you want to put most of your eggs in that basket. But reality is that you know, if you think about it long term and you think about these long cycles that Wade was talking about when it comes to real estate, it's the same thing for gold. But if you want to be prepared you need to think about these hard assets including gold. As is a long-term strategic holding that, that might be able to protect your wealth over time

Mike Philbrick: in particular in a period where you know, you look at, you know, money supply growth and 1 or two vis-à-vis, you know, hard assets when you when you create that much money out of thin air, certainly, you know, gold, there's an extra one to two percent of gold created a year, but it's not, it's not 25% of the monetary supply as we've sort of globally done over the last little while. So, we made, we made a great case for gold and real assets.

Rodrigo Gordillo: So, Wade, holding gold is a tough behavioral thing. I know like there's a ton of options to get access to gold. I do want to talk a little bit about why you jump ship to do this business. Why did I mean, it seems like anybody wants to get a gold. Just go ahead and buy the most liquid iShares GLD that claims to have direct gold exposure and why would you want to throw your hat in the ring and such a, what feels to be a pretty mature market.

Wade Guenther: We just believe that innovation was really lacking particularly in this space and being able to bring an institutional type strategy to everybody was so appealing and so new that i couldn't personally pass up this opportunity and so I'm working with some really great people who created this vision and the strategy and I just am so excited to bring this type of strategy to everybody. Not just people with a certain amount of money to invest or anything like their high net worth or institutions only like this is for this should be for everybody and that's why I did it. I love to see when investors get the best of what can be available and again this is this opportunity was just something I couldn't pass out.

Mike Philbrick: Yeah let's dig into it. Tell us everything.

Wade Guenther: The strategy behind WGLD, looks the realized volatility through a forty five-day look-back period, the realize volatility of gold and then also the realized volatility of the S&P 500 and then makes its allocation and these gold allocation based on the algorithm between the relationship of gold and the S&P 500. So, because it it has this adaptive exposure to gold. It really adds value to investors because they don't need to time the market of when to essentially buy or sell gold the fund will actually are the index will do it for the investor and another huge benefit of that? Is that investors so create a taxable capital event themselves so they don't have to sell their ETF shares. If you know they think gold is going down, so we find it as a huge benefit and something that just wasn't in the in the current marketplace.

Rodrigo Gordillo: So just to understand the timing aspect of it, are you talking about 45 days standard deviation and having a volatility cap? Or are you allocating between gold and the S&P in terms of timing?

Wade Guenther: No, it's the only two assets in the portfolio are gold and cash. So, it's either invested in physical gold or in cash. So, there's a floor value of 50 percent gold and then it goes up to a hundred percent. We don't use leverage, derivatives and futures or anything. Like there's none of that it's just a matter of rotating between gold and cash based on the levels of realized volatility of gold and the realized volatility of the S&P 500.

Rodrigo Gordillo: I see, okay? So, you're just providing a vol. size, gold exposure, that on an automatically enter and reacts to market dynamics reduces or increases gold and that's that actually helps with the behavioral side of holding gold for the long term.

Wade Guenther: Right, and we rebalance monthly, so it captures recent periods and then doesn't include say, you know, periods two years ago that just may not be relevant based on market data. Just may not be relevant to currently what's going on.

Mike Philbrick: And are you, are you smoothing that at all, that 45 days. So, you're observing at the end of every month. Looking back, 45 days is that you exponentially smooth, that you just simple moving average of of the vol. W are the mechanics?

Wade Guenther: We simply just annualize it and that's it over the 45 days.

Mike Philbrick: How to get to gold. Here's the vol. over the last number of days. The vol. was twice as high, so we have a reduced exposure. How does the S&P of all play into that? How does that algorithm weave itself into there? And then and then I've got a follow-up question to that.

Wade Guenther: Sure. It's a two-step process. So, we first look at the gold volatility. So, if it's below a certain value, then the allocation, let's say we’re launching the fun today would be a hundred percent goal, and if it was above a certain value, then the algorithm would begin reducing the exposure. And that that's always going to be true. So, again, if it's below the certain annualized, volatility level, it's going to be hundred percent gold, no matter what, the S&P 500’s doing. But then once the gold volatility goes above, its threshold value, then it looks at S&P. Hey what's the S&P 500 doing? Is it volatile? Yes, okay well let's increase some of the exposure that it just reduced because the high gold vol. And if the S&P 500’s volatility is low, then it would likely keep that reduction in volatility because gold volatility was elevated.

Mike Philbrick: And is it the same 45-day sort of simple look-back period that you're using on the S&Pas well?

Wade Guenther: That is correct.

Mike Philbrick: And so that that would be that step 1 gold vol step 2, S&P vol. as it relates to gold vol., and then rebalance the portfolio for the upcoming month.

Wade Guenther: That's correct. And then, hold that.

Mike Philbrick: And so, what's that? My follow-up question is, what's the, what's the theoretical linkage, that that, that you believe or that Wilshire believes brings that the relevance of the S&Pvol. into a gold positioning? What's the first principles thinking on that?

Wade Guenther: It's generally, because when S&P 500 volatility is high. Then we often see that rotation to value whether, you know, increasing us dollar or allocations to gold. So as I guess as a safe haven. So, we would want to increase our exposure during those during those times to capitalize on what we would expect as higher demand for gold and increased gold prices first.

Pierre Daillie: Very interesting.

Mike Philbrick: All right, and then sub. So, what I'm sure you probably have back tested this in some way. What were the levels of increased risk adjusted returns is it, is it mainly accruing on the risk side? Are you seeing enhancements of return, and risk? Well, what are you seeing there in your, on your portfolio stats?

Wade Guenther: Yes. So we back tested this for the last 20 years and we saw on both, we saw improvements on return and we saw improvements on risk-adjusted return because the, the Wilshire Gold Index, which is the underlying index for WGLD had a experienced a lower, a lower level of volatility than gold. So, it's slight, out performance of gold who back tests and slight improvement in volatility so, both of them with the essentially approve, the risk adjusted return.

Mike Philbrick: And what about the portfolio contribution? So, you are changing slightly the, the character of the return vector of gold. Did you look at that? And look at the contribution to sort of the traditional 60/40 and how that was impacted?

Wade Guenther: I don't think we looked at that in a, the traditional 60/40 but we did look at it compared to the S&P 500 again as an allocation, to the core broad equity portfolio and again improvements across the board. Better risk-adjusted returns and slightly higher returns because you were still having an allocation to gold during crisis periods, during some down trends that were medium or sharp v formation. And again with a lower volatility and often lower volatility than the S&P 500 itself, it just improved the, the overall function of the of the portfolio then just broad equities alone. So, we thought this was really, again, through innovation that we just really haven't seen through from, in the gold space and in quite some time.

Mike Philbrick: The tracking error so how is the tracking error. That's something we find two is often a challenge, right? Even though something might and the long-term 20 years, add significant value if it holds back the portfolio for five or six years. That's a really tough tracking error issue to address. Did you find any, any observations in the tracking error that that were helpful or hindrance or some things you have to educate around?

Wade Guenther: Tracking error is something I don't believe gets talked about enough. Unfortunately, it's really difficult for us to measure that. What we can do is we can extrapolate the fees through the Wilshire Gold Index and the back test, but what does that really tell you, you backed the fees out there's other things that contribute to tracking error and how the fund is managed and we launched this fund. I think two, maybe three months ago we just don't really have enough data yet to really see on whether this whether the tracking is really an issue at this point.

Mike Philbrick: Right? I was actually referring not to the tracking your to your own index but more the tracking error to so that if it's a 60/40 portfolio, for example, or if it's a, you know, an all equity portfolio, how's that? What's the client experience like and then what is it to just gold? So, do you underperform gold at times where you're sort of sitting there? The advisor will come to you and say, hey, look, you're not keeping up with gold. I bought you for gold, which, you know, probably want to own both, have some active and some strategic.

Wade Guenther: Right. We're going to, we're going to see some differences in the tracking to gold, for sure because it is some periods. The index will be underexposed to gold, right? And other periods it will be 1 to 1 like it never goes beyond a hundred percent. So, there is, it's like that's the maximum. So, either we're going to be perfectly correlated with gold or we were going to be underexposed but the algorithm is going to tell us what to do. So I'm just over the long period. We just saw the outperformance and it just it's ebs and flows, certain times. We would at, we would outperform again probably when gold was more volatile and likely trending downwards. And then there was just there was other periods where the index did not perform well and I think the most glaring period would be when the index or there was significant volatility that suggested a reduction in gold exposure right before gold had a strong upward trend and then we were under exposed in a rising gold market, but the end of that month, the index would rebalance and potentially recapture that gold exposure back up if gold was still continuing in that upper trend. So, it just ebbs and flows. But again, over the long term, we saw that it added, it added some, some value to the portfolio and generally outperformed physical gold over the long period.

Rodrigo Gordillo: So, Wade, I don't know if you've spoken to any Gen Zers in the last few months of your life, but some in that group might say that you're an old man, boomer and that gold's out and there's a new kid in town called bitcoin and that it is eating gold's lunch, actually saw that perception of that, this divergence between inflation being a big thing bitcoin going through the roof to 65,000 while gold started going down. What would you say to that to that generation that believes that gold is dead?

Wade Guenther: We we believe in crypto. I mean we are have filed for a Bitcoin ETF ourselves and we believe in the space and what I would say to a Gen Z or anybody else who would think old is dead is you know we look at them as complementary assets and because they have so many differences like let's step back for a second. We see the, you know, GLD and IAU they're both physical gold ETFs, they are direct competitors. They are essentially the same thing, but crypto and gold are different, right? Like they're fine that they're both commodities, but one is digital, one is physical, one is like a payment method or a currency, the other is like a safe haven or a store of value. There's a lot of benefits to having both of these in the portfolio. And so, we're just telling people who are saying gold is dead that they could both coexist for a variety of different reasons. And we think that they can both add value to your portfolio if used in the right way.

Rodrigo Gordillo: So, is the idea, I imagine that, if you're going to get be getting exposure to Bitcoin, it's going to be in that type of risk managed way as well. Or is the concept. They're just getting that Bitcoin exposure and moving on.

Wade Guenther: Well, I mean the Bitcoin story, has been difficult because there's has it really been a long period and a lot of economic cycles inflationary cycles that can really tell us how Bitcoin behaves over the long run and I say Bitcoin, but I really mean like general cryptocurrency because Bitcoin is just one of thousands, right? And they are all different, like Bitcoin is mined and there's limited supply. But say, Stellar Lumens is agreed upon transactions between the buying and selling party and there's no mining or anything like that just as an example and supply is a different story. So, it's I generally want to stick to the just the general crypto story versus singling out Bitcoin and because they're so different again. We see them as complementary part of the portfolio.

Mike Philbrick: I don't think you've launched that product. Are you entering into conversations with advisors, and allocators and how are those conversations going or how are you helping them wrap their heads around the crypto space?

Wade Guenther: It’s difficult to talk about that one since that product hasn’t launched and the SEC doesn't really give us a timeline for approval and there's a lot of prognosticators who are estimating when this will happen and I'm not in the prediction space so I'm just going to I'll just leave it at that.

Mike Philbrick: Well I wasn’t even looking for prediction, but just like, you know, you guys, you said you're not talking to advisors yet about it. So, there's hard to speculate on how that's going to go, but or just general. Are you getting a lot of since you launched it yet? Inquiries, or are people calling in and saying, hey, when is this thing going to be live.

Wade Guenther: A lot, a lot of interest. And I think it's just, it's been great for us and be the other three partners here at the firm are crypto experts. And they really, they know this space so well and have been able to answer a lot of those questions about the space about the product. And it's just that's just kind of what we have to do right now is just answer the questions, we're hearing the interest and that's that's all we can really do right now.

Pierre Daillie: Are you guys planning on launching or developing other ETFs, or other commodities that use a similar adaptive approach? Can you do that or does it only apply to gold.

Wade Guenther: We plan on launching a number of ETFs with the adaptive approach because we can use it on essentially virtually any asset class, sector, pretty much anything and we think there's a lot of value in this adaptive exposure approach that just really hasn't been brought to the market and we're excited for our pipeline it, it's going to be great. So, we're we plan on bringing it to probably stick with the commodity space to start, and then, and then move into other asset classes with it.

Mike Philbrick: As you consider other commodities. I mean, the one thing about gold, that's interesting is it's relatively concentrated, in its value. So it's also relatively easy to hold and store copper, for example would be a much harder one to find warehouses. If you were going to trade physical, or are you, how are you guys thinking about those issues?

Wade Guenther: Storeability is not really an issue for gold, and it's great because it difference differs from energy products that are made me futures base than they have rolling concerns with the futures where it's just gold is spot and that's it. So I guess the only other concern was some of the other metals are degradation over time and the oxidization of say, of copper is quite high. And one of the benefits that we've seen with gold is that it's in it's used in so many consumer electronics and medical applications because it's such a great conductor of energy and it also has a it has a low oxidization and high retention. So, we prefer that over other commodities to start to start this business.

Mike Philbrick: And how are the ESG concerns with respect to that? How are you tackling the sort of wave of ESG awareness, that's washing over, especially when it comes to, you know, assets that are mined or drilled, all the all the implications for the environment.

Wade Guenther: Yeah, we have started to have this conversation with advisors and other outlets. It's been a topic that it has come up a lot and the ESG the situation with gold has a lot to do with the mining and fair wage inflation and that it's in has become such a big topic and we see that as fair wages and ESG concerns around that are increasing, you see that the mining companies are likely going to have to compete on a fair wage and also an ecological fairfooting like they're going to have to return mines and and sites back to the condition that they were acquired in or better, whatever the local governments want as part of the agreement, to purchase the f mine, if they are out of their out of country and all of the legal and regulatory conversations and costs associated with all of this, we believe are going to increase the cost to mining gold, and, and other physical assets. And because of this, we think that the, price of gold and other physical assets will probably increase to a point where mining companies won’t sell their physical assets like gold and copper and other metals until they reach a certain profitability threshold because they have all these increased costs associated with ESG and because of that, you might see increased price pressure to recover these costs. And then also, you may see some supply disruption because if the mining cost is higher than whatever spot is or the futures that they can sell them for then the decrease supply could essentially also help increase the price of a lot of these physical assets. So we see ESG, playing a huge role in commodity prices in general, in in the near and long-term future.

Mike Philbrick: So, at a micro level, really cost-push price inflation on gold due to the rising input cost that are related to the environmental concerns, and actually having to price that into the price of a bar of gold if you can't leave the environment as a as an unaddressed cost. And if that's the case, you should expect higher cost of production for the actual commodity itself which in of itself should bode well for the price for those who are passive holders, potentially

Wade Guenther: Right, this is an opportunity before. This really, really take in effect into commodity prices like this topic just has not been talked about enough and we believe it's just getting started and it's going to be something that investors are going to have to consider on a in the, in the long term.

Pierre Daillie: And in terms of new exploration, these concerns are it's they're pretty high barrier to entry, right? I mean there's a there's there's definitely something prohibitive about it as well.

Wade Guenther: Right? And you might see a reduction in in miners because of it. Or, the additional costs to, to entry or to the ones who are existing increased continuing cost for continuing operations may increase and force them out of the market. Reducing suppliers essentially reducing supply. Again, further price expectations, we could see that as a result.

Pierre Daillie: All right. And then consolidation. Yeah, right.

Mike Philbrick: Again, imagine trying to get up approval for a new gold mine at this moment in time. “We would like to dig a big hole over here in this nice, beautiful green space. Okay?”

Wade Guenther: And its global. Like nations are a very aware of this and it's topical and we can see this happening, no matter where, any matter where any company is purchasing a mine these days.

Pierre Daillie: It just looks like it drives the price of gold even higher. But it also lends itself to, because of the difficulty in starting a new gold mine that you could see where the attention might shift over to, you know, crypto mining as an alternative to. You know, to getting I mean that's also minefield as well with power.

Mike Philbrick: Brownfield Developments in the gold space, right? Some areas that are already have produced or in production re-sparked as prices.

Pierre Daillie: This happens in every cycle.

Wade Guenther: We saw this with Bitcoin I think a couple of years ago where I think the cost to mine it it was somewhere around nine or ten thousand dollars Bitcoin had dipped below was, like, somewhere around six thousand dollars and people were just storing their Bitcoin until the price got back up to somewhere above where they were mining it. And, and that, that was it. They this because it's already has a maximum supply, it just the availability, just drove the price, but right back up.

Rodrigo Gordillo: Yeah, and I think with the commodity space given how ingrained it is and how many big companies own as many properties that have been exploited already. It will be an act, an attempt to clean it up. But there's also the emerging liquidity in the carbon emissions credits that a lot of these companies will need to buy and use in order to become ESG friendly not to mention the fund companies that are dealing in that space as well. So, they'll be, they'll be creative ways of dealing. All of this in the future.

Mike Philbrick: Bullish on carbon credits, to look at that, I think I think carbon credits have outperformed, bitcoin, but anyway, I don't quote me on that, not advice. Where can people find you and and Phoenix Wilshire and learn about all the things that you guys are doing or will show everything? So, I'm sorry, Wilshire Phoenix.

Wade Guenther: Yep. The Wilshire Phoenix website has it, that's our corporate site. And our ETFs are listed on wshares.com and WGLD is listed on the New York Stock Exchange. So, it's available at virtually anywhere you can purchase a New York Stock Exchange listed product. It's been, it's been a great fund. We've really excited about our business and, look forward to bringing more excited conversation to to investors really soon.

Mike Philbrick: Anywhere in social media that folks can follow you and the firm.

Wade Guenther: Yes, we're on LinkedIn, Instagram, Twitter, Facebook, where everywhere that people are.

Pierre Daillie: So, Wade, this wouldn't be this wouldn't be raise your average if we didn't ask you a final question. As a would you rather question? Would you rather spend a week in the past, or a week in the future? And why?

Wade Guenther: That’s an interesting question. I think I would spend a week in the past to make the future better, just to fix the things that maybe could have been fixed sooner. Done better, done sooner for the benefit of other people.

Mike Philbrick: Well said, hmm. Interesting here, I was the capitalist going all.

Rodrigo Gordillo: I was gonna get that Grays aAmanac. Great low battery sports almanac that the second one of the greatest. Yeah.

Wade Guenther: That's at that's like my favorite movie by the way, like not even joking. I can I could probably recite the entire script. Another a plat kappa. I really, I'm at that and realize it at held us.

Rodrigo Gordillo: You know what Star Wars re-watch this weekend with the girls? It holds up. Oh yeah, they're incredible. It doesn't know.

Wade Guenther: My wife hasn't seen it yet. So, there's an opportunity there.

Mike Philbrick: I found the Matrix to the Matrix is coming out with a fourth Matrix for in the first three Matrix movies really stand up.

Rodrigo Gordillo: I had, if I had my choice, I would go back in time and stop them from making to two and three for the Matrix. And number four, that's coming up, I think the first one was the only one that was worth watching. The first, that is what I would, that's what I would do with my time machine Pierre. You didn't ask but there you go.

Mike Philbrick: No, I would, I would, I would go back and stop him. Yeah.

Pierre Daillie: But so Wade.

Wade Guenther: I kind of agree with Rodrigo because I would, especially when they ended the Matrix with Wake Up by Rage Against the Machine and I was like that's the end for me. This is amazing.

Rodrigo Gordillo: Last seen a hundred times and it's the only movie I'd watch later at. It's just because it's a highly waiting on a percent. It's amazing. The whole soundtrack. For that first, we always have been amazing.

Pierre Daillie: All right, well thanks Wade. Appreciate your time. Thank you so much.

Wade Guenther: Thank you for having us on. Thank you. It's amazing.

[Note: The methodology for Wilshire wShares Enhanced Gold Trust’s (“WGLD”) index is summarized in WGLD’s prospectus dated February 16, 2021, as amended and restated on April 16, 2021, as amended to date (the “Prospectus”), in the section entitled “Description of the Index” beginning on page 41 of the Prospectus. The summary of the index methodology included in the Prospectus is not sufficient to replicate the index.]